DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

January 25, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 180 to the Registration Statement on Form N-1A of DWS Emerging Markets Fixed Income Fund, DWS ESG Global Bond Fund and DWS Global Small Cap Fund ( “Funds”), each a series of Deutsche DWS Global/International Fund, Inc. (“Registrant”) (Reg. Nos. 033-05724; 811-04670) and Post-Effective Amendment No. 188 to the Registration Statement on Form N-1A of DWS Emerging Markets Equity Fund, DWS Global Macro Fund and DWS Latin America Equity Fund ( “Funds”), each a series of Deutsche DWS International Fund, Inc. ( “Registrant”) (Reg. Nos. 002-14400; 811-00642)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendments (the “Amendments”), which comments were received via telephone on January 19, 2021. The Amendments were filed on behalf of the Funds on December 3, 2020, and have an effective date of February 1, 2021.

The Staff’s comments are restated below followed by the Registrants’/Funds’ responses.

1.	Comment: Please file your responses to our comments as EDGAR correspondence at least five (5) business days prior to the Amendments’ effective date. Please also e-mail any Fund prospectus pages that were changed in response to our comments marked to show such changes.

Response: The Registrants will file this comment/response letter and provide marked changed prospectus pages as requested.

2.	Comment: Apply comments made to one section of the registration statement to similar disclosure throughout.

Response: The Registrants confirm that comments made to one section of the registration statement will be applied, as applicable, to similar disclosure throughout.

3.	Comment: Current “Market disruption” risk disclosure describes the broad market consequences of the COVID-19 pandemic and notes that “the fund and its investments may be adversely affected.” This disclosure should indicate specific risks applicable to each Fund. Please consider how the disclosure might be tailored to highlight each Fund’s risk.

Response: The Registrants note that each Fund presently discloses the principal risks applicable to the Fund based on its investment objective and strategy, and that each of these risks, as deemed necessary, has already been updated and/or tailored to include additional risks attributable to the COVID-19 pandemic. See, for example, Interest rate risk. However, the Registrants believe that the effect of the broader market disruptions caused by COVID-19 as described in “Market disruption risk” would be to magnify the potential impact of each of these risks and potentially increase market volatility in one or more markets in which the Funds invest, creating the potential for greater losses to be incurred by the Funds. Accordingly, the Registrants have added additional disclosure to this effect to “Market disruption risk.”

4.	Comment: We note some of the “Interest rate risk” revisions are consistent across all Funds except that DWS ESG Global Bond Fund includes disclosure relating to LIBOR. Confirm that the LIBOR disclosure is only relevant to that Fund or make similar revisions to other Funds.

Response: The Registrant confirms that the LIBOR disclosure is relevant only for DWS ESG Global Bond Fund.

5.	Comment: For DWS ESG Global Bond Fund, we note the contractual waiver text includes reference to the contractual waiver for Institutional Class but Institutional Class does not appear in the fee table or expense example.

Response: The Registrant confirms that the fee table and expense example for DWS ESG Global Bond Fund includes the Institutional Class.

6.	Comment: For DWS ESG Global Bond Fund, the lead-in disclosure for Class T in the “Past Performance” section states that “Class T had not commenced investment operations as of the date of this prospectus;” however, the “Average Annual Total Returns” table shows a class inception date of 2/1/2017. Please reconcile this information.

Response: The class inception date of 2/1/2017 has been removed.

7.	Comment: For DWS Global Macro Fund, the lead-in disclosure for Class R6 in the “Past Performance” section has been removed. Please update the “Average Annual Total Returns” table to include Class R6 per the Item 4 requirements of Form N-1A.

Response: The performance for Class R6 has been added to the “Average Annual Total Returns” table.

8.	Comment: For DWS Global Small Cap Fund, under “Management process,” please explain the dynamic aspect of the model in greater detail (for example, who runs the models, how frequently they are updated, how industry groupings are defined/chosen, how risk impacts the model and the update schedule). In what way does the dynamic aspect of the strategy relate to the Advisor’s portfolio construction and selection process? Please add supplemental disclosure.

Response: Supplemental disclosure has been added to Item 4 and Item 9.

9.	Comment: For DWS Global Small Cap Fund, please clarify how the capitalization range stated in the first paragraph under “Principal Investment Strategies” relates to the capitalization range used by the models. What purpose does this difference in capitalization range serve? How do the models’ capitalization criteria assist the Fund’s ability to achieve its investment objective?
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Response: The capitalization range referenced under “Principal Investment Strategies” is generally wider than the capitalization range used by the models (which use the capitalization range of the small cap specific index that is the Fund’s benchmark). By using the more narrow range for the models, portfolio management can more readily focus on smaller capitalization issuers while retaining the option of occasionally selecting a security of an issuer that has a slightly larger capitalization. By using the models’ capitalization criteria, portfolio management seeks to achieve the Fund’s objective of capital appreciation by identifying smaller companies with the potential for positive returns.

10.	Comment: For DWS Global Small Cap Fund, please explain how the Advisor determines whether to apply the models’ systematic investment selection and when to exercise discretion by excluding or including particular securities in response to model recommendations. Consider providing examples of circumstances in which the Advisor believes additional fundamental considerations outweigh the quantitative model recommendations. On what basis and/or in what circumstances may portfolio management disregard model analysis/guidance? When does the Advisor weigh its securities lending strategy and/or its ESG analysis more heavily than the quantitative model guidance? Do particular identifiable circumstances support the application of one strategy over another? Please revise or supplement this disclosure accordingly.

Response: The disclosure has been supplemented.

11.	Comment: For DWS Global Small Cap Fund, the strategic basis for “Growth investing risk” and “Pricing risk” is not clear from the updated strategy. Please revise the strategy accordingly or delete the risks if they no longer apply based on the revised strategy.

Response: The Fund’s portfolio does not have a significant emphasis on growth stocks and the “Growth investing risk” has been removed. The Registrant believes that “Pricing risk” is appropriate for the Fund.

12.	Comment: For DWS Global Small Cap Fund, the Item 9 explanation of how the Advisor implements the quantitative models under the new management process does not add to the Item 4 disclosure. Please consider adding a more substantial discussion to Item 9 in response to comments to the Item 4 disclosure (see Comment 10).

Response: Additional disclosure has been added to Item 9 to address Staff comments.

13.	Comment: For DWS Global Small Cap Fund, what time frames do the proprietary quantitative models use for data input into the models and does the Advisor adjust the data? If so, what sort of adjustments are made typically? Also, revise to explain how the portfolio is constructed to maximize returns while maintaining a risk profile similar to the benchmark.

Response: Additional disclosure has been added to Item 9 to address Staff comments.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC

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